**Great Southern Bancorp, Inc.**

# 2007 Annual Report For Shareholders




dimensions in banking

## annual meeting

The 19th Annual Meeting of Shareholders will be held at 10:00 a.m. on Wednesday, May 14, 2008, at the Great Southern Operations Center, 218 S. Glenstone, Springfield, Missouri.



## corporate profile

Great Southern Bancorp, Inc. ("GSBC" or the "Company") is the holding company for Great Southern Bank (the "Bank"), which converted from a mutual to a stock company in December 1989. In June 1998, the Bank converted from a federal savings bank charter to a Missouri chartered trust company.

Great Southern was founded in 1923 with a $5,000 investment, four employees and 936 members, and has grown to over $2.4 billion in assets, with more than 775 employees and in excess of 177,000 customers.

The Bank is headquartered in Springfield, Mo. and operates 39 banking centers in 16 counties throughout Missouri, and loan production offices in St. Louis, Mo., Columbia, Mo., Overland Park, Kan. and Rogers, Ark.

A community-oriented company, GSBC offers a full range of banking, lending, investment, insurance and travel services.

## corporate mission

The Company's mission is to build winning relationships with our customers, associates, shareholders and communities. We carry out our mission through our core values of teamwork, mutual respect, doing what's right and uncompromising ethical standards.

We are deeply committed to our relationships with our four constituencies.

We build winning relationships with our customers and help them make their lives better and easier with our products and services.

We build winning relationships with our associates, who have chosen our company to share their skills and talents and who deserve the opportunity to reach their full potential.

We build winning relationships with our shareholders, who have entrusted us with their wealth and financial future, and with our communities, upon which our company's strength, prosperity and future rest.

## stock information

The Company's Common Stock is listed on The NASDAQ Global Select Market under the symbol "GSBC".

As of December 31, 2007, there were 13,400,197 total shares outstanding and approximately 2,650 shareholders of record.

The last sale price of the Company's Common Stock on December 31, 2007 was $21.96.

| HIGH/LOW STOCK PRICE | Year Ended December 31, 2007 | | Year Ended December 31, 2006 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| First Quarter | $30.40 | $27.30 | $30.04 | $27.15 |
| Second Quarter | 30.09 | 25.96 | 31.00 | 25.05 |
| Third Quarter | 28.00 | 23.67 | 30.65 | 26.10 |
| Fourth Quarter | 26.45 | 21.10 | 32.14 | 26.58 |

| DIVIDEND DECLARATIONS | Year Ended December 31, 2007 | Year Ended December 31, 2006 |
|---|---|---|
| First Quarter | $.160 | $.140 |
| Second Quarter | .170 | .150 |
| Third Quarter | .170 | .150 |
| Fourth Quarter | .180 | .160 |

## general information

### CORPORATE HEADQUARTERS

1451 E. Battlefield
Springfield, MO 65804
1 (800) 749-7113

### MAILING ADDRESS

P.O. Box 9009, Springfield, MO 65808

### DIVIDEND REINVESTMENT

For details on the automatic reinvestment of dividends in common stock of the Company call:
1 (800) 725-6651 or write:

Great Southern Bancorp, Inc.
Shareholder Relations
P.O. Box 9009
Springfield, MO 65808

### FORM 10-K

The Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained from the Company's Web site at www.greatsouthernbank.com or without charge by request to:

Rex Copeland
Treasurer
Great Southern Bancorp, Inc.
P.O. Box 9009, Springfield, MO 65808

### INVESTOR RELATIONS

Teresa Chasteen-Calhoun
or Kelly Polonus
Great Southern Bank
P.O. Box 9009, Springfield, MO 65808

### AUDITORS

BKD, LLP
Hammons Tower
P.O. Box 1190
Springfield, MO 65801

### LEGAL COUNSEL

Silver, Freedman & Taff, L.L.P.
3299 K St., NW, Suite 100
Washington, DC 20007

Carnahan, Evans, Cantwell & Brown
P.O. Box 10009
Springfield, MO 65808

### TRANSFER AGENT AND REGISTRAR

Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016

# contents





## on the cover

How do 3-D glasses work? Most human beings come equipped with two eyes and an absolutely amazing binocular vision system that lets us easily tell with good accuracy how far away an object is.The binocular vision system relies on the fact that our two eyes are spread about 2 inches (5cm) apart. Therefore, each eye sees the world from a slightly different perspective, and your brain has the ability to correlate them instantly.

In a movie theater, the reason you wear 3-D glasses is to feed different images into your eyes. The flat, two-dimensional screen actually displays two images, and the glasses cause one of the images to enter one eye and the other to enter the other eye. The result is the perception of a third dimension: depth.

– Taken in part from Howstuffworks.com



**Joseph W. Turner**
President and Chief Executive Officer

**William V. Turner**
Chairman of the Board

We are pleased to present our 2007 "Dimensions in Banking" Annual Report. This year's report gives you the opportunity to view Great Southern from a multi-dimensional level – in how we serve our customers, how we create an enriching environment for our associates, how we partner with our communities, and how we create shareholder value. After 85 years of being in the financial services business, we know that you cannot form winning relationships by having a "one-size-fits-all" mentality. This perspective has guided our success through the years especially in how we serve our customers - the reason we exist. We recognize there are many aspects to consider in building long-lasting relationships. First, we must understand that our customers' needs are unique and ever-changing. To make life better and easier for our customers, we need to bring the full power of our Company to them. With that power, we can bring banking, investment, insurance, and travel services when, where and how our customers prefer. We also must have a relentless focus on providing a superior customer experience and help them solve life's everyday challenges and problems. Technology has enabled our Company to make banking easier and more convenient, but we will never lose sight that the foundation of a meaningful banking relationship is the connection and inherent trust between people. And, as we do a good job of serving our customers, our shareholders will ultimately benefit as our Company's value grows over the long-term.

As you look through this report, you'll see that many positive things happened in our Company in 2007, even with the expected and unexpected events that transpired in the banking industry and the general economy. We knew that 2007 would be a challenging year in the banking sector, but few in the industry or on Wall Street predicted how tumultuous and turbulent the year would become. Continued negative reports related to the subprime credit crisis and subsequent credit crunch, liquidity pressures, rapid interest rate changes, increases in delinquent and non-performing loans, and a generally deteriorating economy have

**Market Share***
Based on Deposits in Greene & Christian Counties


22.39%
22
20
18
16
14
12
10
8
6
4
2
0
Liberty B
Guaranty B
Bank of Am
Empire Bank
Bancorp South
Commerce Bank
Great Southern Bank

* Data Source: FDIC Website
Data as of: June 30, 2007.

**Five Year Cumulative Total Return****


$ 225
200
175
150
125
100
75
50
25
0
$131.57
Great Southern Bancorp
Nasdaq Financial
Nasdaq US Companies
Dec 02
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07

** The graph above compares the cumulative total stockholder return on GSBC Common Stock to the cumulative total returns of the Nasdaq U.S. Stock Index and the Nasdaq Financial Stocks Index for the period from December 31, 2002 through December 31, 2007. The graph assumes that $100 was invested in GSBC Common Stock on December 31, 2002 and that all dividends were reinvested.

**Net Income*** **$2.15**
(per share of common stock)


2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
Jun '90†
Jun '95
Dec '00
Dec '05
Dec '07

† Figure stated is as if the Company was publicly traded for all of the fiscal year 1990 (conversion was in Dec. 1989).

all worked together to cause the financial services sector to quickly fall out of favor with the investing community. Investor concerns related to rising loan defaults in subprime lending and other areas related to real estate led to significant decreases in the market valuations of the vast majority of major U.S. banks. It is important to note that Great Southern does not originate or hold subprime loans. However, we do, as a lending institution, have some exposure to housing markets which have weakened in some of our areas of operation. In 2007, the total return - the change in stock price plus dividends - of the S&P Bank Composite Index fell 30%, a historic decrease. Great Southern's total return in 2007 decreased 24%, also a disappointing performance.

Despite the disappointment in our stock price, our Company had a number of strong performance areas in 2007 with net income just under our record-setting 2006 net income results. Earnings for the twelve months ended Dec. 31, 2007, were $2.15 per diluted share ($29.3 million). Total assets grew 8.5% to $2.43 billion. The Company's return on average assets was 1.25%; return on average equity was 15.78%; the efficiency ratio was 51.26%; and the net interest margin was 3.24%.

Stockholders' equity increased $14.3 million from year-end 2006 to $189.9 million (7.8% of total assets) with an equivalent book value of $14.17 per share. The Company's capital position continued to be classified as well-capitalized with risk-based capital ratios at higher levels than in 2006 and ratios in line with our peer group. In 2007, the Company repurchased 342,377 shares of stock at an average price of $25.57.

In 2007, net loans increased $141.1 million or 8.5% from 2006. As expected, loan growth slowed somewhat compared to growth rates in the last five-year period. We experienced gains in all loan categories with the exception of the commercial real estate category, which had a modest decline. Our loan production offices (LPO) continue to grow and provide the intended geographic diversity in our loan portfolio. In the last five years, the Company opened LPOs in the Kansas City and St. Louis metro areas, in the Northwest Arkansas region, and in Columbia, Mo., covering the Central Missouri region. These areas now make up a much larger percentage of our loan portfolio than in years past. The Greater Springfield and Branson markets continue to have the largest loan balance concentrations at 42% of the total loan portfolio, and the LPOs have an aggregate concentration of 34%. Of the remaining portfolio balances, 12% of loan balances are located in other Missouri and Kansas regions outside of the Company's footprint, and another 12% reside in other states.

During 2007, non-performing assets increased $30.9 million to $55.9 million, or 2.30% of total assets. The increase was due primarily to general market conditions, and more specifically, housing supply, absorption rates, and unique circumstances related to individual borrowers and projects. We discuss non-performing assets in detail in the "Management's Discussion and Analysis" section of our Annual Report.

In a very competitive marketplace, total deposit balances (excluding brokered and national certificates of deposit) increased $110 million, or 12%, from Dec. 31, 2006. Interest-bearing demand and savings account average balances grew by 14% and time deposits rose by 9% over 2006. Demand deposits fell nearly 10% primarily due to declining balances in our Correspondent Banking division as more banks have taken advantage of electronic settlement.



Total Assets
in billions
$2.43
2.25
2.00
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
Dec '90
Dec '95
Dec '00
Dec '05
Dec '07




Total Deposits
in billions
$1.76
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
Dec '90
Dec '95
Dec '00
Dec '05
Dec '07




Total Loans
in billions
$1.82
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
Dec '90
Dec '95
Dec '00
Dec '05
Dec '07




Commercial Real Estate & Construction Loans
in millions
$988.8
900
800
700
600
500
400
300
200
100
0
Dec '90
Dec '95
Dec '00
Dec '05
Dec '07


*All per share amounts have been adjusted to reflect stock splits. The Company converted to a calendar year in December 1998; therefore prior years' net income numbers will reflect a June 30 fiscal year end.

## to our shareholders

Our travel, insurance and investment divisions posted an 8% increase in revenue from 2006. The insurance and investment divisions saw increased net income in 2007 versus 2006. The travel division's first quarter 2007 acquisition of The Travel Company in St. Louis contributed significantly to the increase in revenue. The travel division's net income declined primarily due to expenses associated with the acquisition.

In 2007, we began executing a corporate-wide strategic initiative - "Great to Greater." This plan serves as a roadmap to achieve various Company goals, including loan and deposit growth, delivery channel expansion, efficiency targets and workplace enhancement strategies. In light of this initiative, the Company expanded its ability to reach and serve more customers in 2007. As mentioned previously, our travel company acquired a St. Louis-based travel agency, marking Great Southern Travel's first physical presence in St. Louis. This well-established agency is located in close proximity to our LPO in Creve Coeur, Mo., furthering our brand recognition in the market. In keeping with our strategy to open two banking centers a year, the Company opened its 38th banking center located on West Republic Road in Springfield, a fast-growing area of the city. In the first quarter of 2008, we opened the third banking center in Branson, Mo., a growing region that Great Southern has served for decades.

Also, to promote deposit generation, Corporate Services representatives have been placed in the Missouri LPOs to develop new and expand existing relationships. Representatives meet with existing commercial clients, as well as new prospects, and work to develop the relationship by providing depository solutions. The Company's Deposit Direct product has been heavily utilized in this effort as it breaks down geographic barriers and allows clients to make non-cash deposits to their bank account from the convenience of their computer desktop.

In the third quarter, the Company launched a new and improved Web site which included a new comprehensive investor relations site. The launch of this new site was a historical company milestone as a new retail online channel was made available to open depository accounts. This new channel allows us to broaden our marketing reach significantly in the Internet space and compete for deposits on a larger scale.

We have always fared well when stacked up against local and national peers, and 2007 was no exception. According to an *American Banker* ranking, Great Southern ranked 75th on efficiency ratio among the largest 500 U. S. bank holding companies for the third quarter 2007. On a regional level, the *Kansas City Star* ranked Great Southern 25th on its "Star 50" list, which ranks the performance of publicly traded companies whose headquarters are located in Missouri and Kansas. Locally, we continued to distance ourselves from the rest of the pack in market share in our home base of operations - Greene and Christian counties. We increased deposit market share from 21.90% in 2006 to 22.39% in 2007, based on June 30, 2007, FDIC data. The closest competitor had market share of 9.95%.

In addition, for the fifth consecutive year, Great Southern was named "Best Bank" in the *Springfield News-Leader's* Best of the Ozarks readers' poll. Readers also voted Great Southern as the Best Company to Work For, Best Mortgage Company, Best Travel Agency, and Best Investment Services/Brokerage.

As the area's leading financial institution, we understand the importance of giving back to the communities we serve. Our Company can only be as strong as the communities we serve and we view our community support as much more than a corporate obligation. It is simply the right thing to do. In 2007, we invested well over $300,000 in charitable contributions and sponsorships. Hundreds of volunteer hours were also generously given by our associates.

Looking ahead, we anticipate that 2008 will be another challenging year. We are in the middle of a difficult credit cycle, and a certain amount of negative sentiment is expected. However, there is optimism that the industry will fare well once we are through this cycle. It will be a tough ride, but most banks will weather the storm and be ready for the recovery period. Unlike other previous credit cycles, the banking industry as a whole entered this difficult operating environment well-capitalized


News-Leader
News-Leader
News-Leader
News-Leader
News-Leader
News-Leader

**Readers of the *Springfield News-Leader* named Great Southern Best Bank, Best Company to Work For, Best Mortgage Company, Best Travel Agency and Best Investment Services/Brokerage firm in the 2007 "Best of the Ozarks" poll.**

following years of record earnings.

No one can speculate with any certainty of when this downturn will end, but we can say with certainty that we will continue to operate our Company with the same sound business principles and practices that have made us successful for the past 85 years. As always, we will maintain our focus on a strong capital position and prudent and appropriate credit and risk practices. We are always mindful, in good and difficult times, that we have the opportunity to enhance and expand our business, one customer at a time.

In 2008, based on the current market conditions, we anticipate that loan and deposit growth will be relatively moderate for the year. We anticipate that some of our loan customers could face difficult times ahead, especially those in housing-related industries. In these circumstances, we will work diligently with our customers and devise an action plan to work through whatever credit issue is at hand. As a result of the Federal Reserve's interest rate cuts in the first quarter of 2008, we believe that our net interest income will likely show improvement during the year as compared to 2007. We discuss the effects of the current interest rate environment on our net interest income and margin in detail in the "Management's Discussion and Analysis" section of our Annual Report.

In 2008, we will continue executing our "Great to Greater" strategic initiative. We are committed to our long-term growth strategy and have an intense focus on areas that can make the greatest impact. We'll focus on further integrating our entire Company so that our customers can access any line of business with ease and simplicity. We'll work to differentiate ourselves even more from the competition by enhancing the customer experience through unparalleled responsive and quality service. We'll also make sure we are working as smart and efficiently as possible as we review our internal processes and procedures. In addition, new initiatives are being developed to improve our work culture, ensuring that we retain and hire talented and knowledgeable associates, the key to our success.

In 2008, the Company will make its first retail banking entry into the St. Louis market with the opening of a new banking center in Creve Coeur, Mo. Construction is expected to begin in the second quarter. A second location in the Kansas City metropolitan area is also under review and a site is likely to be announced during the year. In addition, a LPO in a new metropolitan market is currently under consideration.

We anticipate developing our retail online channel even further, motivated by what our younger generation of customers expect and demand. To make banking with Great Southern even more convenient, a Mobile Banking product will be launched so that customers can keep track of their banking from the convenience of their cell phone.

As you can see, 2008 will be challenging, yet exciting! Our confidence in how we will fare in 2008 and beyond is grounded in our

## SELECTED CONSOLIDATED FINANCIAL DATA

| | December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Summary Statement of Condition Information:** | (Dollars in thousands) | | | | |
| Assets | $2,431,732 | $2,240,308 | $2,081,155 | $1,851,214 | $1,544,052 |
| Loans receivable, net | 1,820,111 | 1,674,618 | 1,514,170 | 1,334,508 | 1,146,571 |
| Allowance for loan losses | 25,459 | 26,258 | 24,549 | 23,489 | 20,844 |
| Available-for-sale securities | 425,028 | 344,192 | 369,316 | 355,104 | 259,600 |
| Held-to-maturity securities | 1,420 | 1,470 | 1,510 | 1,545 | 1,570 |
| Foreclosed assets held for sale, net | 20,399 | 4,768 | 595 | 2,035 | 9,034 |
| Deposits | 1,763,146 | 1,703,804 | 1,550,253 | 1,298,723 | 1,138,625 |
| Total borrowings | 461,517 | 325,900 | 355,052 | 401,625 | 276,584 |
| Stockholders' equity (retained earnings substantially restricted) | 189,871 | 175,578 | 152,802 | 140,837 | 121,679 |
| Average loans receivable | 1,774,253 | 1,653,162 | 1,458,438 | 1,263,281 | 1,106,714 |
| Average total assets | 2,340,443 | 2,179,192 | 1,987,166 | 1,704,703 | 1,437,869 |
| Average deposits | 1,784,060 | 1,646,370 | 1,442,964 | 1,223,895 | 1,057,798 |
| Average stockholders' equity | 185,725 | 165,794 | 150,029 | 130,600 | 113,822 |
| Number of deposit accounts | 95,908 | 91,470 | 85,853 | 76,769 | 74,822 |
| Number of full service offices | 38 | 37 | 35 | 31 | 29 |

The tables on pages 5, 6, and 7 set forth selected consolidated financial information and other financial data of the Company. The selected balance sheet and statement of income data, insofar as they relate to the years ended December 31, 2007, 2006, 2005, 2004 and 2003, are derived from our consolidated financial statements, which have been audited by BKD, LLP. The amounts for 2004 and 2003 are restated amounts. See Item 6, "Selected Consolidated Financial Data - Restatement of Previously Issued Consolidated Financial Statements," Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8, "Financial Statements and Supplementary Information" in the Company's Annual Report on Form 10-K. Results for past periods are not necessarily indicative of results that may be expected for any future period. All share and per share amounts have been adjusted for the two-for-one stock split in the form of a stock dividend declared in May 2004.

belief in our team of associates and their ability to get the job done for our customers. We are humbled to work alongside this talented group of people. They come to work every day motivated to make life better and easier for our customers, and to show the communities we serve that we are an active, vibrant and community-minded company. Our associates demonstrate day-after-day that the "Great to Greater" initiative is more than just a strategic roadmap in their mind. They have shown us that they believe it's an attitude. They ask themselves "What can I do today to take our Company from "Great to Greater?" We thank each and every associate for their hard work and their ability to see and understand the many dimensions we must consider when serving our customers, communities, shareholders and each other.

We would also like to thank our customers, for they are the reason we exist. We know they place their trust in us expecting us to provide the solutions they need with the convenience, security and peace-of-mind they desire.

And finally, we thank our shareholders for your investment and show of confidence in our Company. We appreciate your continued long-term support. Our enduring commitment to provide a superior long-term return on your investment, and to keep your interests in mind as we make daily decisions will never falter.

As always, we welcome your thoughts and suggestions. We hope you enjoy looking through the pages of this Annual Report and learning about the many dimensions of Great Southern.

Sincerely,

William V. Turner

Joseph W. Turner

## SELECTED CONSOLIDATED FINANCIAL DATA

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Summary Income Statement Information:** | (Dollars in thousands) | | | | |
| Interest income: | | | | | |
| Loans | $142,719 | $133,094 | $98,129 | $74,162 | $66,739 |
| Investment securities and other | 21,152 | 16,987 | 16,366 | 12,897 | 9,440 |
| | 163,871 | 150,081 | 114,495 | 87,059 | 76,179 |
| Interest expense: | | | | | |
| Deposits | 76,232 | 65,733 | 42,269 | 28,952 | 25,147 |
| Federal Home Loan Bank advances | 6,964 | 8,138 | 7,873 | 6,091 | 5,400 |
| Short-term borrowings | 7,356 | 5,648 | 4,969 | 1,580 | 588 |
| Subordinated debentures issued to capital trust | 1,914 | 1,335 | 986 | 610 | 594 |
| | 92,466 | 80,854 | 56,097 | 37,233 | 31,729 |
| Net interest income | 71,405 | 69,227 | 58,398 | 49,826 | 44,450 |
| Provision for loan losses | 5,475 | 5,450 | 4,025 | 4,800 | 4,800 |
| Net interest income after provision for loan losses | 65,930 | 63,777 | 54,373 | 45,026 | 39,650 |
| Noninterest income: | | | | | |
| Commissions | 9,933 | 9,166 | 8,726 | 7,793 | 5,859 |
| Service charges and ATM fees | 15,153 | 14,611 | 13,309 | 12,726 | 11,214 |
| Net realized gains on sales of loans | 1,037 | 944 | 983 | 992 | 2,187 |
| Net realized gains (losses) on sales of available-for-sale securities | 13 | (1) | 85 | (373) | 795 |
| Realized impairment of available-for-sale securities | (1,140) | --- | (734) | --- | --- |
| Late charges and fees on loans | 962 | 1,567 | 1,430 | 872 | 771 |
| Change in interest rate swap fair value net of change in hedged deposit fair value | 1,632 | 1,498 | --- | --- | --- |
| Change in interest rate swap fair value | --- | --- | (6,600) | 1,136 | (3,089) |
| Interest rate swap net settlements | --- | --- | 3,408 | 8,881 | 7,352 |
| Other income | 1,781 | 1,847 | 952 | 1,282 | 1,165 |
| | 29,371 | 29,632 | 21,559 | 33,309 | 26,254 |
| Noninterest expense: | | | | | |
| Salaries and employee benefits | 30,161 | 28,285 | 25,355 | 22,007 | 18,739 |
| Net occupancy expense | 7,927 | 7,645 | 7,589 | 7,247 | 6,335 |
| Postage | 2,230 | 2,178 | 1,954 | 1,784 | 1,691 |
| Insurance | 1,473 | 876 | 883 | 761 | 683 |
| Advertising | 1,446 | 1,201 | 1,025 | 794 | 735 |
| Office supplies and printing | 879 | 931 | 903 | 811 | 855 |
| Telephone | 1,363 | 1,387 | 1,068 | 903 | 797 |
| Legal, audit and other professional fees | 1,247 | 1,127 | 1,410 | 1,309 | 1,078 |
| Expense on foreclosed assets | 608 | 119 | 268 | 485 | 1,939 |
| Write-off of trust preferred securities issuance costs | --- | 783 | --- | --- | --- |
| Other operating expenses | 4,325 | 4,275 | 3,743 | 3,160 | 2,901 |
| | 51,659 | 48,807 | 44,198 | 39,261 | 35,753 |
| Income before income taxes | 43,642 | 44,602 | 31,734 | 39,074 | 30,151 |
| Provision for income taxes | 14,343 | 13,859 | 9,063 | 12,675 | 9,856 |
| Net income | $ 29,299 | $ 30,743 | $ 22,671 | $ 26,399 | $20,295 |

# SELECTED CONSOLIDATED FINANCIAL DATA

| | At or For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| | (Dollars in thousands, except per share data) | | | | |
| **Per Common Share Data:** | | | | | |
| Basic earnings per common share | $2.16 | $ 2.24 | $1.65 | $1.93 | $1.48 |
| Diluted earnings per common share | 2.15 | 2.22 | 1.63 | 1.89 | 1.46 |
| Cash dividends declared | 0.68 | 0.60 | 0.52 | 0.44 | 0.36 |
| Book value | 14.17 | 12.84 | 11.13 | 10.28 | 8.88 |
| Average shares outstanding | 13,566 | 13,697 | 13,713 | 13,702 | 13,707 |
| Year-end actual shares outstanding | 13,400 | 13,677 | 13,723 | 13,699 | 13,703 |
| Year-end fully diluted shares outstanding | 13,654 | 13,825 | 13,922 | 13,995 | 13,887 |
| **Earnings Performance Ratios:** | | | | | |
| Return on average assets[1] | 1.25% | 1.41% | 1.14% | 1.55% | 1.41% |
| Return on average stockholders' equity[2] | 15.78 | 18.54 | 15.11 | 20.21 | 17.83 |
| Non-interest income to average total assets | 1.25 | 1.36 | 1.08 | 1.95 | 1.83 |
| Non-interest expense to average total assets | 2.18 | 2.23 | 2.21 | 2.27 | 2.35 |
| Average interest rate spread[3] | 2.71 | 2.83 | 2.73 | 2.81 | 2.98 |
| Year-end interest rate spread | 3.00 | 2.95 | 3.05 | 2.63 | 2.88 |
| Net interest margin[4] | 3.24 | 3.39 | 3.13 | 3.10 | 3.27 |
| Efficiency ratio[5] | 51.26 | 49.37 | 55.28 | 47.23 | 50.57 |
| Net overhead ratio[6] | 0.95 | 0.88 | 1.14 | 0.35 | 0.66 |
| Common dividend pay-out ratio | 31.63 | 27.03 | 31.90 | 23.28 | 24.32 |
| **Asset Quality Ratios:** | | | | | |
| Allowance for loan losses/year-end loans | 1.38% | 1.54% | 1.59% | 1.73% | 1.78% |
| Non-performing assets/year-end loans and foreclosed assets | 2.99 | 1.46 | 1.09 | 0.48 | 1.40 |
| Allowance for loan losses/non-performing loans | 71.77 | 129.71 | 151.44 | 524.43 | 282.02 |
| Net charge-offs/average loans | 0.35 | 0.23 | 0.20 | 0.17 | 0.47 |
| Gross non-performing assets/year-end assets | 2.30 | 1.12 | 0.81 | 0.35 | 1.06 |
| Non-performing loans/year-end loans | 1.92 | 1.19 | 1.05 | 0.33 | 0.63 |
| **Balance Sheet Ratios:** | | | | | |
| Loans to deposits | 103.23% | 98.29% | 97.67% | 102.76% | 100.70% |
| Average interest-earning assets as a percentage of average interest-bearing liabilities | 112.71 | 114.26 | 113.05 | 112.56 | 112.30 |
| **Capital Ratios:** | | | | | |
| Average stockholders' equity to average assets | 7.9% | 7.6% | 7.6% | 7.7% | 7.9% |
| Year-end tangible stockholders' equity to assets | 7.7 | 7.8 | 7.2 | 7.6 | 7.9 |
| Great Southern Bank: | | | | | |
| Tier 1 risk-based capital ratio | 10.4 | 10.2 | 10.1 | 10.7 | 11.0 |
| Total risk-based capital ratio | 11.7 | 11.5 | 11.3 | 11.9 | 12.3 |
| Tier 1 leverage ratio | 9.0 | 8.9 | 8.3 | 8.5 | 9.0 |
| **Ratio of Earnings to Fixed Charges:[7]** | | | | | |
| Including deposit interest | 1.47x | 1.57x | 2.05x | 1.95x | 2.18x |
| Excluding deposit interest | 3.69x | 3.29x | 5.72x | 5.58x | 6.45x |

(1) Net income divided by average total assets.

(2) Net income divided by average stockholders' equity.

(3) Yield on average interest-earning assets less rate on average interest-bearing liabilities.

(4) Net interest income divided by average interest-earning assets.

(5) Non-interest expense divided by the sum of net interest income plus non-interest income.

(6) Non-interest expense less non-interest income divided by average total assets.

(7) In computing the ratio of earnings to fixed charges: (a) earnings have been based on income before income taxes and fixed charges, and (b) fixed charges consist of interest and amortization of debt discount and expense including amounts capitalized and the estimated interest portion of rents.


for Realtors

An informal, after-hours "Sunset Mixer" with all the goodies, including a grand prize vacation drawing, formally introduced our new mortgage lending director Bart Evans to area realtor friends.



Helping our customers get the most for their money, our Health Savings accounts allow them to set aside savings tax-free for routine medical expenses.

**Eighty-five years ago, the concept of providing good customer service was fairly black and white.** You did something folks needed, they relied on you, you appreciated their business and they appreciated you. Maintaining a good business relationship was simply a matter of friendship, mutual trust and common courtesy.

As our company celebrates its 85th year, we think our founders would be proud of where Great Southern stands today. Though we've grown from a staff of five to nearly 800 associates today, they'd recognize that we still keep a sharp focus on those core values in everything we do. And they'd be amazed at the innovative ways we've developed to better serve and enhance the lives of our neighbors and customers.

Exploring new dimensions in our banking relationships continues to reveal a kaleidoscope of opportunities to grow and expand our relevance to customers at multiple levels, and drives ongoing product and service development as a virtual culture within our company.

Internal programs like our "Great to Greater" strategic initiative help associates realize our company's full potential as it relates to each of their customers, encouraging and rewarding personal initiative, innovative thinking and the spread of over-the-top client service across our various business lines.

To our customers, the result is akin to holding a prism in the sun, presenting a colorful and multi-faceted discovery of Great Southern's full-spectrum involvement in serving them at every turn.

As savings rates fell and the investment market began to look uncertain for customers last summer, Great Southern Banking Center associates helped many of them find the extra investment security they were looking for in tax-advantaged annuities, along with the expert assistance of the Great Southern Financial Services team. Similarly, our


La Cuenta Quinceañera

**A Quinceañera, a celebration for Hispanic girls turning 15, is a big event and often lavish. Our special account helps the family to save in advance.**

Health Savings Account added yet another dimension to family financial planning, presenting a tax-advantaged, federally-approved savings plan option especially designed to pay for current and future medical expenses.

Familiarity with our customers' needs led to the development of an innovative product for our growing Hispanic market as well. Like La Cuenta Sin Fronteras – our culturally-aware "No Borders" checking product that allows fee-free cash transfers to relatives outside the country – our new Quinceañera Account recognizes the cultural importance of a girl's coming of age, at 15. A dedicated and easy-to-understand passbook savings plan, La Cuenta Quinceañera encourages financial planning for a bright future, and also serves as an ambassador, building trust in the integrity of the U.S. banking system, and of their relationship with Great Southern in particular. Bilingual associates, ATMs, lending officers and 24-hour

**When Great Southern first opened its doors in 1923, we saw new technologies changing communications: the first presidential address to be broadcast on radio, the world's first portable radio, and the development of the loudspeaker.**

**Today, Great Southern customers access their money, get insurance quotes, and make travel arrangements from their phones and computers, and we're keeping up with changes as fast as they come.**


single head
phone





today

1923

today

# hi-def service




GIFT
Great Southern
VISA
MEMBER
21st
Annual
ADMIT ONE

**The largest bank seniors club in the region with more than 16,000 active members, Summit Club celebrated its 21st year with free concert tickets for members and their guests at the annual club birthday party, plus $25 gift cards for BOTH on guest member sign-ups.**





**In 1923, just nine years after Henry Ford's assembly line began, Garret Morgan patented the first traffic light signal, streamlining traffic flow and reducing gridlock at intersections.**

**Today, auto dealers in out-market areas can offer their customers Great Southern financing with our innovative Dealer Track online system, streamlining the loan application process.**

phone bank services underscore our commitment. We know what it takes to build lasting customer relationships. We want to. And we mean it.

While our successes in relationship banking have helped us develop new customers, new service lines and expand into new territories, our primary focus remains laser sharp on taking care of the customers we have. It's a competitive business, and simply maintaining our leadership as a preferred provider demands constant attention and adjustment. As things change, so does our prism of services. At one time, staffing live tellers at midnight was both an over-the-top convenience and highly marketable competitive advantage. As 24-hour ATMs changed that, so did we. Today, we still offer longer lobby and drive-thru hours than our competitors in most every community we serve. But no midnight tellers. Instead, we offer the




SIX23

**High-style dining spots like the new Kai Restaurant are helping drive Springfield's downtown resurgence.**

**Just down the road from our original storefront on historic Walnut Street, Six23 Condos is Springfield's first downtown residence project to be built from the ground up.**

area's largest single-bank ATM network.

Competition drives us. But to really understand Great Southern's competitive strength, you have to keep the focus on relationships. We didn't drop the Christmas Club account from our menu because everyone else did. We simply gave our customers something better and they stopped needing it. Conversely, our "Skip Pay" offer on consumer loan payments at Christmastime has become a welcome annual tradition at Great Southern. Last year's mailing invitation generated a whopping 15% recipient participation, and a nice boost in fee income for the bank. Whether our competitors offer something similar is not the point. Our customers like it. So do we.

Another direct mail campaign puts the focus on deposit acquisition. "Net Gain" targets households based on a sophisticated methodology that assigns prospects to one of five financial personality profiles based on their financial disciplines, proximity to our existing banking centers and likelihood to be motivated by certain features and offers. Mail drops in March, May and September each targeted approximately 85,000 residences, averaging 85% new prospects and 15% existing customers. The campaign generated approximately 3250 new checking, money market, CD, savings and IRA accounts, totaling nearly $26 million in balances. Along with helping us meet new customers, Net Gain's primary function is to help fund loans being generated by our commercial lending and loan production offices.

Great Southern partnerships in Springfield's downtown renaissance include historic renovation projects like the Wilshire on Jefferson and South Pier on South Avenue; ground-up starts like Six23 Condos and Walnut Alley Townhomes on Walnut; and new business start-ups like the Kai Restaurant on Campbell. A project in the historic community of Galloway on Springfield's south side will bring the first LEED (Leadership in Energy and Environmental Design) certified multi-family development to southern Missouri. The Dwellings at Galloway Village are designed as energy-tight envelopes, using sustainable materials and innovative design techniques to offer efficient and environmentally-friendly living.

For homebuyers and realtors, a new mortgage lending department initiative puts convenience in high-definition with the strategic placement of full-time loan officers at banking centers in Joplin, Branson, Ozark and West Republic Rd. in Springfield, at our loan production offices, and for some realtors, even on-site at their own headquarters.

For Great Southern travelers, high-definition service is the delightful discovery of highly qualified and specialized help at every turn, right now, all at one place. There are cruise specialists. Group travel experts. Plus business and VIP travel counselors working alongside other specialists dedicated just for honeymooners and luxury travelers. Our Athletic division works exclusively on assisting college and university clients with complicated and time-sensitive team travel arrangements, and we're proud of our designation



Steve Mayfield puts realtor service in high-definition for Murney Associates in Springfield, manning a full-time residential lending desk at the company's headquarters on Primrose.



The basic principles of integrity, prudence, reliability and loyalty to customers have distinguished Great Southern mortgage lending service for generations of new home buyers.

as the official travel agency of the Mizzou Tigers.

We now even have specialists in missionary travel, a highly-focused service providing special fares and arrangements for those traveling to distant, out-of-the-way destinations for extended periods of time. If having such a specialty surprises you, the results will too. Missionary travel now accounts for about 10% of our overall corporate/business travel picture.

A major initiative to update and expand our website presence was realized with the mid-year roll-out of "Opening Act," introducing customers to not only our new look, but an array of sophisticated new tools -- including the ability to open and fully fund new accounts online. A complementary E-statement campaign touted the extra security and convenience of electing to receive monthly bank statements online instead of by mail, reducing internal postage and processing costs while simultaneously offering enhanced account research, tracking, accounting and free Bill Pay features. The new site further defines our role as "the most convenient bank around," and like a Great Southern Banking Center, serves to "pull it all together" for our customers in one convenient stop, including direct links to specialists in our insurance, travel and financial services divisions.

Importantly, our advanced site also opens the horizon to a world of fresh opportunities in target marketing, client development and new client acquisition for Great Southern. A Consumer Lending initiative dubbed "Dealer Track" projects our indirect lending expertise into targeted growth markets like St. Louis, offering area auto, boat, motorcycle and RV dealerships immediate online assistance with on-the-spot consumer financing, an increasingly vital hands-on sales tool for them in today's competitive new and used vehicle markets.

On another front, Great Southern Insurance's new online quoting service provides interested prospects with three different insurance quotes customized to their queries in virtual real-time at greatsouthern.miquote.com, along with click-to-submit convenience for direct personal assistance with plan enrollment. A unique "Next Day Coverage" option even offers complete online application with no medical exam required, and instant policy downloads with approval based upon answers to a few online health questions. It doesn't matter where you live or who you are. As an experienced independent broker, we can compete with anyone, and add a healthy dose of Great Southern personal service and attention to the equation as well.

Coming up on the immediate horizon is "Mobile Banking," a new service still in development that will soon bring Great Southern's full online banking interface to cell phones.

# hi-def service



TRAVELERS
Insurance. In-synch.


With successive major ice storms in January beginning to look like an annual event, Great Southern Insurance's well-practiced response team quickly took advantage of our new Republic Road location to station an on-the-spot Travelers Storm Team claims office for hard-hit area neighbors.



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The message IS the medium. Home page sponsorship presence on e-news sites like those of the *Springfield Business Journal*, the *Lee's Summit Journal*, the Springfield Chamber of Commerce and The Mizzou Tigers help steer prospects to our own informative new world at greatsouthernbank.com.


MISSOURI

Grand Opening ceremonies at our newest Springfield location on West Republic Road in mid-July included a radio "road show," a parking lot cookout and neighborly special offers ... and generated more than a million dollars in new deposit business by month's end.


Great Southern Bank

Our new banking center in north Branson on the Shepherd of the Hills Expressway keeps Great Southern always "on the way" for customers, with four convenient locations now serving the Branson/Table Rock Lake area.

**In common usage, dimension (Latin, "measure out") is a set of parameters describing size in terms of length, width and depth, and sometimes mass or speed.** In mathematics, these parameters are used to develop a system of coordinates in space that can describe both an object's size and relative position. And when mass and speed are applied, its impact.

Dimension is also a good way to describe Great Southern. Our focus on building customer relationships drives the ongoing expansion of services. New services deepen relationships and attract new customers. Together, they drive our physical expansion into new territories and service coordinates.

On home turf, the bank continued a branch expansion program that actually began in the the mid-seventies and has survived the influence of a long industry trend toward consolidation and brick & mortar downsizing.

In terms of sheer physical presence, Great Southern took over the leadership position in southern Missouri bank locations in 1995, with 24 branches. Since then, the margin has grown, and with the addition of a new location on West Republic Road in Springfield, Great Southern celebrated the opening of its 38th full-service banking center last summer. Our 39th is Grand Opening on Hwy. 248 in Branson even as you read this report, in April 2008, and within the next year, the Company expects to make its first retail banking entry in the St. Louis market with the completion of a banking center at the intersection of Olive and Questover in Creve Coeur.

On the success of our Fall 2006 debut in the Kansas City market with the opening of a banking and travel center in Lee's Summit, site planning for a second location in the Kansas City metropolitan area is well underway, and other metro market entries are currently under careful scrutiny. Given our experience and depth in product offerings, it's easy to


KANSAS
MISSOURI
ARKANSAS
JOHNSON
COOPER
CALLAWAY

Spreading well beyond our southwest Missouri origins, Great Southern continues to expand its footprint in banking, commercial loans and travel services.



St. Louis' historic City Hospital begins its new legacy as an architectural masterpiece in luxury townhome living, with 14-foot ceilings and a broad vista over the city's downtown renaissance. Developer Chris Goodson and partners are overseeing the project with the assistance of Great Southern Vice President Kevin Baker.



Developers Chris and Kerri Elder (right) keep Audubon Drive on the fast track with careful master planning and the attentive support of Vice President Jill Bolding at our Rogers LPO. The gated community of high-style French Country townhomes is located near Lake Maumelle, just north of Little Rock.



The historic Olivia Building in Joplin is being renovated under the watchful eye of noted architect Austin Allen, whose other National Registry projects in Joplin include the St. Peter the Apostle Catholic Church, the City Hall building and the nearby Elk's Club Lodge.

imagine prospective new markets as "easy pickins" for Great Southern, but their unique competitive environments play an important and sobering role in the decision. Our "metro market model" on territorial expansion also takes into account proximity, population growth, demographic trends and traffic patterns, and the advance placement of satellite loan production offices (LPOs) has helped us scout retail banking opportunities in these new markets with some measure of certainty and added confidence.

The establishment of dedicated LPOs in Kansas City (2003), Rogers, Ark. (2003), St. Louis (2005) and Columbia (2006) also serves a long-term strategic plan designed to spread and diversify the Company's loan portfolio.

Commercial loan production efforts at our Branson banking center on Hensley recorded over $94 million in new commercial and residential loan volume for the year, with outstanding loan balances of $152 million.

Significant development partnerships in the Branson Lakes Area include Riverbend Place, a higher-end residential and condo project on Lake Taneycomo overlooking Branson Landing; Majestic at Table Rock, a similar high-end waterfront condo development on Table Rock Lake near the Chateau on the Lake resort; Fieldstone Villas at Branson Creek; and land development funding for Hollister Point, a multi-million dollar retail project spreading across 112 acres at the new Hollister Interchange on Hwy. 65.

Within an hour's drive of our headquarters, Branson is hardly new territory for us, we've been there since 1974. But its burgeoning growth in tourism and leisure & retirement living in recent years has put it on the radar screens of new competitors far and wide, so that right in our own backyard, the competition is still tough. But as we've discovered in our own new market ventures miles away from home, capability levels the playing field. And performance counts most of all.

Progressive, proactive and responsive loan service has helped our LPOs introduce themselves and compete successfully in unfamiliar markets, and highly visible area partnerships like the new Belton Marketplace south of Kansas City, renovation of the historic City Hospital in downtown St. Louis and the new Northwest Arkansas



From the ground up, Great Southern partners with developers to finance projects using a variety of tax credit and public finance programs, which has helped the community of Belton, on the outskirts of Kansas City, realize the dream of its own big-city shopping mecca with the recent completion of Belton Marketplace.


HOTEL
HOME LOANS
SEVILLE

When we opened our first office in the Seville Hotel in 1923, downtown was THE place to be.

Today, Great Southern Community Development and historic building renovation partnerships are making downtown "the place to be" again in the state's four largest cities.

children's clinic in Rogers, Ark. are making the Great Southern name a familiar and welcome sight.

These partnerships also served to expand our coordinates and have introduced us to other opportunities both within and outside our on-site service areas. A client relationship in Rogers has taken Great Southern project signs and branding to the Audubon townhome development in Maumelle, Ark. on the outskirts of Little Rock, while a Springfield client referral led us to the 100,000 sq. ft. 1717 Marketplace development in Joplin.

# expanding coordinates



Great Southern provided land development funding for Branson Creek's Fieldstone Bluffs and Fieldstone Villas. Branson Creek amenities include two professional golf courses, a marina on Table Rock Lake and a choice of five unique neighborhoods, including Fieldstone Villas – with the look and feel of a Tuscan village.


today 1923

**In October 1923, when Walt Disney founded the Disney Company, Great Southern was barely six months old. Today, our founders would be surprised to learn that we have a travel division. Much less that it's become Disney's #1 travel agency in the four-state region, and now ranks among the top 50 travel agencies in the nation.**

**Disney cartoonist Stacia Martin has become a popular attraction at annual "Disney Day" celebrations in Springfield and Lee's Summit.**

Exploring the new dimensions in banking these distant relationships reveal, our Corporate Services team now fields full-time client service representatives at our LPOs in Columbia, Kansas City and St. Louis to offer commercial loan customers and new prospects there a broad array of other corporate and small business bank services on the deposit side. Like "Desktop Business Banking," packaging online business banking and desktop check depositing conveniences with sophisticated money management tools including Zero Balance, Cash Reserve Sweep and High Yield Money Market accounts. Combined with Great Southern's trademark on-site personal attention, the expansion of our business service capability in these new markets opens the horizon to a world of new prospect and business development opportunities.


THE HAMPTONS
at the lake

A significant investment in transportation infrastructure at Missouri's Lake of the Ozarks playground has helped drive a resurgence in development activity to serve the growing recreational and vacation-home traffic pouring in from the state's two largest cities. Our ongoing participation in major new projects like the The Hamptons underlines the Company's long commitment to the region's economic growth.


Great Southern Trave

The acquisition of one of St. Louis' largest travel agencies marked Great Southern Travel's entry last year into the state's largest metro market. The Bank plans to follow suit this year.

Great Southern Travel joined the bank's exploration of the mid-Missouri market with the locally-notable acquisition of Columbia's respected Global Travel in 2005, and last summer, made its debut in the St. Louis market in equally grand style with the acquisition of The Travel Company, one of St. Louis' largest travel agencies.

Outside the more obvious benefits of spreading our name around, a much more significant projection of identity is taking place in brand development: The scope and quality of Great Southern service. Our travel division has achieved national prominence as an "agency to watch" among the industry's fastest-growing, and enjoys an equally stellar reputation with its global vendors. Our agency garnered Worry Free Vacations' annual IRIS Award in 2007, a highly-respected industry accolade recognizing innovative product development and client service, and Ensemble Travel, a consortium of more than 200 U.S. and Canadian travel agencies working together to pool buying power, named Great Southern Travel among North America's Top 10 producers for the year.

In short, we're not just the new name in town. We're the best.



Associate teams from various departments take turns each week at McGregor Elementary stuffing backpacks with take-home food for students of low-income families.


Friday
March 7, 2008

Leadership First Friday participants enjoy a box lunch at the Operations Center each month while reviewing a top business book.

**The Great Southern logo signifies the merging of different suns into one more intensified, unified body.** The power of our company comes from the synergies of many into one, bringing an enhanced brightness to our customers, shareholders, and our communities. Where many competitors see community as simply a market, Great Southern understands the radiance we shine on community will reflect back upon our own success – we can only be as strong as the communities we serve. Our spectrum involvement gives us the ability to see many things others don't. By being a light in the community, we can better seize on opportunities to strengthen our markets, thereby strengthening our Company. That awareness underscores our commitment in having the only locally based Community Development Department in southwest Missouri.

Last fall, Great Southern partnered with Mark Holmes, a nationally acclaimed consultant and motivational speaker, to help create Leadership First Fridays. This initiative, co-sponsored by the *Springfield Business Journal*, brings together business and community leaders monthly to learn about topical issues to build leadership capacity in our region.

Our Company continues to be a leader for our communities in providing loans and investments to create affordable housing. We made a significant investment in the Kansas City Equity Fund, which partners with affordable housing developers in the Kansas City area by investing in low-income housing tax credits. In Springfield, we partnered with the Urban Neighborhoods Alliance and Freddie Mac to create the "Teacher on the Block" program. This program encourages teachers in high poverty rate (Title I) schools to live in their surrounding neighborhoods by offering special mortgages and grants to purchase a home. Students benefit by having one more positive role


ATIONS CENTER

The spacious and centrally-located Operations Center parking lot is an ideal staging ground for Convoy of Hope disaster drills.


OPERATIONS CENTER

Vintage race cars rolled into Springfield last June during the Hemmings Branson Road Rally. Drivers and navigators raced through the Ozarks' back roads to raise money for Autism Awareness, with a welcome pit stop at our Operations Center.

model in their neighborhood, and teachers better understand the issues and environment of their students. Great Southern also successfully sponsored a $500,000 AHP grant through the Federal Home Loan Bank Board of Des Moines for the Springfield Victory Mission. The grant will be utilized for the Victory Square residential center to help remodel and improve the center that will house 60 formerly homeless or at-risk for homelessness residents.

The spectrum also shines on our communities through the philanthropic efforts of the Company. Great Southern provided more than $300,000 in grants and sponsorships throughout our markets in 2007. We participated in important capital campaigns for the Ozarks Food Harvest, the Boys and Girls Clubs, and the Ozarks Regional YMCA. We provided a grant to Portland Elementary in Springfield for the "Food for Thought" program, which provides backpacks of food to take home on week-ends for low-income students. We also provided a grant to Drury University to assist them in making a safer campus environment for students to learn. Our markets are strengthened by the good works of many non-profit partners, and we try and help intensify their outreach by our charitable efforts. We not only help by the checks we write, we can also help by the hands we provide. Through our Caring and Sharing program, associates are provided paid time off to volunteer for community activities. Great Southern associates also serve on boards, volunteer on their own time, and provide financial expertise for many non-profits throughout our region.

Our community involvement reaches other dimensions as well. Our markets have been vulnerable to many natural disasters in the past few years. To help with community preparedness, we worked with Convoy of Hope to host a disaster response drill at our Operations Center in Springfield. Convoy was able to utilize the exercise to make sure they had volunteers properly trained for the distribution of critical supplies in a time of crisis. Great Southern also provided weather radios to encourage public involvement in the mock relief effort.

The Great Southern team also worked with the Community Blood Center of the Ozarks in their efforts to expand their needed services into a larger facility. By reaching out to other banking partners, we assembled a consortium of eight local banks to provide very competitive loan terms to assist the organization in procuring a new facility and making it affordable. By sharing the loan, the lending group was able to provide more attractive terms than any could have done individually. The community benefited by the cooperation, as will patients in need of the precious resources that CBCO provides.

Our spectrum reaches smaller communities where we have a presence, too. Our Community Development Director worked closely


Springfield
WIN GAME TICKETS HERE!
WIN AIR FARE
TO ANYWHERE!



**It would be hard to find a more sports-minded community than Great Southern's hometown. Partnering with the wildly popular Springfield Cardinals, we've sponsored fun between-inning contests, promotions and special events like the "Deal or No Deal" game, a Hawaii trip giveaway from Travel, and the Texas League All Star Game.**

with other banks and local government in creating the DREAM Capital Corporation in Neosho, Mo. This community development corporation will provide much-needed capital for businesses to start or expand in the redeveloping downtown area. Besides providing technical assistance, Great Southern also has committed to invest in the $250,000 loan fund.

Our array of light shines on other areas of the community as well. Athletics and recreation have always been a hallmark of community vibrancy. Great Southern has a tradition of support and involvement in those activities that enhance our quality of life in our markets. Our key sponsorship of the Springfield Cardinals, a double-A affiliate of the St. Louis Cardinals, enters into a fourth season. We remain a major sponsor and banking partner of the Cardinals, and this year will provide major support in bringing the Texas League All-Star game to Springfield.

Our spectrum reaches out to education partners as well. Our long-standing partnership with Missouri State University will deepen with the late 2008 opening of JQH Arena,

# full-spectrum involvement


GO BEARS!

A long-time supporter of Missouri State athletics, our name gets plenty of exposure with these potential future customers. Encouraging even younger savers, our MSU Kids Club includes a premium Presidential Dollars Collector Set, with the first three coins in place.


There's only 1
Mizzou
Go Tigers!

Great Southern Travel started off with a roar in Columbia, becoming the official travel agency of the Mizzou Tigers and arranging a group trip for fans traveling with the Tigers to the Cotton Bowl.

named in honor of John Q. Hammons, a nationally-renowned hotel developer and alumnus of the school. Great Southern has committed to purchase the new arena's state-of-the-art video scoreboard, which will proudly display our company name and logo, and enhance our brand for many years to come.

The spectrum involvement of Great Southern in our communities allows us to see opportunities where others see problems. Our resources and talent radiate into the community to help strengthen our markets, and in turn that light is reflected back into the performance and success of our company. Our logo depicts four suns merging into one. The intensity of the focused energy shines brightly on the communities where we work, play, and most importantly, call home.

1932



The first organized baseball league, The Southwest League, got its start in 1887 in our hometown of Springfield. In 1932, the St. Louis Cardinals purchased a minor league team and moved them here, winning the first of several Western Association titles that year. They played at White City Field on Boonville Avenue until the team was moved in 1946.



Returning to Springfield in 2005, the newly formed Springfield Cardinals have already set league attendance records and we're proud to be a founding sponsor of this favorite community pastime.

today



Proud to walk the walk, enthusiastic associates raised $12,500 last year to benefit Relay for Life.





More than 80 associates participated in United Way's Day of Caring, forming and deploying teams to man worthy projects across the community. A team composed of managers and assistant managers from each of our 38 banking centers tackled an all-day painting project at the Family Violence Center, while another group cleaned up the Council of Churches building.

**Building long-lasting relationships with our associates is fundamental to our business.** We fully appreciate that our associates lead very busy and active lives, and working at Great Southern is but one role they play. Deciding where to work is a major decision and one that can impact nearly all aspects of a person's life. That's why every effort is made to make our associates' experience at Great Southern a rewarding and satisfying one.

We see firsthand the impact we can make on our associates' lives even outside of work. We have the opportunity to share in the exciting experience of helping an associate purchase their first home through our employee discount loan program. Or, we see the smile of an associate who graduates with a degree thanks to our educational assistance program. We hear the squeal of an associate's child as they go to their first Springfield Cardinals baseball game by attending a Great Southern family outing at the ballpark. We also see the sincere gratitude of an associate who has been helped in a crisis, like a tragic fire, through our associate-funded assistance fund. While these experiences form a deep and invaluable connection with associates, the deepest connection must be formed in the workplace.

Today, creating an engaging and satisfying workplace is crucial to attract and retain the best associates in the financial services business. The ever-increasing competition for quality employees and the emerging labor pool shrinkage demands it.

How do we go about creating such a workplace at Great Southern? It starts with a vision, along with a strong resolve and belief to make the vision a reality.



On every Great Southern associate's desk or workstation is a plastic six-sided "Mission" cube. Each side of the cube displays an important message about the many facets of Great Southern's cultural environment - how we work and grow together as a team; how we serve and treat our customers; how we support our communities; and how we must keep the interests of our shareholders in mind in everything





# TEAM GS

**"Team GS" keeps the Great Southern name prominent at a wide variety of community causes and events year-round. Members of the Team GS cycling club racked up more than 400 miles each in the National MS Society 'MS 150', Breast Cancer Foundation 'Cycle for Life', and the Tour de Cox.**

we do. The Company's mission to build winning relationships with our customers, associates, shareholders and communities is boldly displayed on the cube as well as our core values of doing what's right, teamwork, mutual respect and uncompromising ethical standards.

One side of the "Mission" cube addresses our commitment to all Great Southern associates. We are committed to providing a fair and challenging workplace with competitive compensation and benefits. We want to provide a workplace that respects and empowers the individual, and encourages professional growth through training, feedback and career pathing. And, finally, we understand the importance of recognizing and rewarding outstanding performance. We believe these are the tenants to


1923
today

In May 1923, the U.S. Attorney General declared it legal for women to wear trousers anywhere.

Today at Great Southern, "Casual Day" takes on added significance as an expression of community service. Associates contributing their time and money to worthy causes choose days to "dress down" in Great Southern logo shirts and jeans as a show of company pride.

NEWS-LEADER
BEST OF THE OZARKS '07 WINNER
**Best Company to Work For**

creating an engaging and rewarding work environment.

While these messages are displayed on an inanimate object, these beliefs are firmly held by management and are a part of every day life at Great Southern. A sign of our progress was being voted once again in 2007 as the "Best Place to Work" by readers of the *Springfield News-Leader* in its annual poll.

What Great Southern associates bring to the workplace every day – their skills, talents and dedication – is not taken for granted. We continuously reinforce that each associate's role is critical to the success of our Company. We also engage associates to know how the entire Company operates as a whole, and how their position fits into the overall operation and affects performance. Through "Great to Greater", the Company's five-year strategic initiative, associates learn where the Company is going and how we're going to get there. Each associate is reminded to ask themselves "What role do I play?" again reinforcing that all 775 associates have a crucial role. All 775 associates moving together with the same directives and beliefs is a powerful force.

As part of "Great to Greater" moving forward, a focus will be on developing our mid-level managers' leadership and communication skills. Studies show that employees most often stay or leave their employer based on the type of relationship they have with their immediate supervisor. With a Company our size, mid-level managers are the vital link in personally connecting with all associates. This link is two-way: they communicate and ensure compliance with management directives from the top down and receive input and suggestions from front-line associates. Also, getting all mid-level managers in the same room routinely





**The "Students Go to Work" program invites classes from area elementary schools to the Operations Center for an inside look at the banking business. Associate "teachers" break the group into rotating classes to provide one-on-one, hands-on training in teller functions, lending services and back office processing duties.**

**Recognizing the outstanding support he received during his active duty tour, Customer Service Supervisor and Missouri National Guard Staff Sergeant Ezekiel Jump (right) joined Steve Vanderhoof of the Guard's Employer Support committee in presenting the Patriot Award to supervisor Vicki Adams - Operations.**

helps build relationships and improves communication across the organization.

In conjunction with developing mid-level managers, the Company will introduce enhanced and measurable service standards to the Great Southern team. With the Company's rapid growth and expansion, it is necessary to ensure that we are consistently delivering a quality customer experience that meets or exceeds customers' (external and internal) expectations. Company-wide service standards will be implemented in every division and department throughout the Company.

At Great Southern, we want all associates to reach their full potential as an employee, but also as a person. Training and development are essential ingredients to continued growth. The Company's expert Training division offers comprehensive training programs that help associates develop professionally and personally. Associates can choose from a wide range of classes that address technical, interpersonal and practical skills development. Courses about time management, organizational skills and life goal-setting skills are but a few courses that assist in personal development, which ultimately helps them be better employees.

Associates are also given the opportunity to grow through volunteer opportunities. Whether it's working at a United Way Day of Caring event, serving on a non-profit organization board or volunteering at a local school, Great Southern strongly encourages associates to be good community citizens and get involved. Besides simply being the right thing to do, it gives associates the chance to enhance leadership skills, earn personal recognition, expand relationships and make a difference in someone's life. The skills they enhance through volunteerism are also a great benefit to our organization.

Sometimes it's the "little" things that happen in the workplace that can make coming to work more satisfying and fun! Quarterly service anniversary luncheons were in full force in 2007. Associates who celebrated their service anniversary during a respective quarter were invited to have lunch with President Joe Turner and hear a fun and motivating presentation. In addition, attending the "Great to Greater" kick-off picnic, outings to local sporting events and the annual holiday party were all events that helped tie associates and the Company closer together. Periodically receiving surprise treats to celebrate holidays or simply as a thank you helped to create a fun and connected atmosphere. Daily graphics and messages on associates' computer desktops, a brainchild of a dedicated associate with creative technical expertise, was also added in 2007 and created quite a buzz in the Company and proved to be a new effective communication channel.

As you can see, Great Southern does make creating an engaging work environment a priority, whether it's through enterprise-wide initiatives or through more personal connections. Our people are the key to our company's success, and while sounding almost cliché, this statement will never lose its significance. In an age where most financial products and services are nearly commoditized, a fundamental differentiator between our Company and competitors boils down to the team of associates we have assembled and the level of quality they provide.

## Directors of Great Southern Bancorp, Inc. and Great Southern Bank



*Back row*

**Joseph W. Turner**
President and
Chief Executive Officer

**Larry D. Frazier**
Board Member
Retired - Hollister, MO

**William E. Barclay**
Board Member
Retired - Springfield, MO

**Thomas J. Carlson**
Board Member
Partner, Carlson Gardner, Inc.
Mayor of Springfield, MO

*Front row*

**Julie T. Brown**
Board Member
Shareholder, Carnahan, Evans, Cantwell & Brown, P.C.

**William V. Turner**
Chairman of the Board

**Earl A. Steinert, Jr.**
Board Member
Co-owner, EAS Investment Enterprises, Inc./CPA

## Executive Officers of Great Southern Bank



*Left to Right*

**Steve Mitchem**
Senior Vice President and
Chief Lending Officer

**Rex Copeland**
Senior Vice President and Chief Financial Officer/Treasurer

**Joe Turner**
President and
Chief Executive Officer

**Bill Turner**
Chairman of the Board

**Lin Thomason**
Vice President and Director of Information Services

**Doug Marrs**
Vice President and Director of Operations/Secretary

# Great Southern Leadership Team



*Left to right*

**Kelly Polonus**
Director of Corporate Communications

**Kris Conley**
Managing Director of Travel

**Bryan Tiede**
Director of Risk Management

**Teresa Chasteen-Calhoun**
Director of Marketing



**Doug Marrs**
Director of Operations/Secretary

**Byron Robison**
Insurance Agency Manager

**Lin Thomason**
Director of Information Services

**Steve Mitchem**
Chief Lending Officer



**Brian Fogle**
Director of Community Development

**Barby Pohl**
Director of Retail Banking

**Debbie Flowers**
Director of Credit Risk Management

**Matt Snyder**
Director of Human Resources



**Rex Copeland**
Chief Financial Officer/Treasurer

**Shannon Thomason**
Director of Internal Audit and Compliance Officer

**Tammy Baurichter**
Controller

**Joe Turner**
President and Chief Executive Officer

*Celebrating*

*our 85th year*

*exploring new dimensions in banking.*

END